NEWS RELEASE

September 5, 2007
TSX Venture Symbol: BKS

BERKLEY COMPLETES SALE OF VANCOUVER OFFICE BUILDING – BECOMES PURE OIL AND GAS COMPANY AND DEBT FREE

Berkley Resources Inc. (the “Company”) announced today that it has completed the previously announced sale of the Company’s real estate assets consisting of an office building located at 455 Granville Street, Vancouver, BC to Pender-Granville Properties Limited Partnership (the “Purchaser”).

Further to its release dated March 20, 2007 announcing the sale, the Company received $4,000,000 gross proceeds from the sale. The Company did not extend $500,000 in financing to the Purchaser as disclosed in the initial release.

This completes the transition into a pure oil & gas company with head offices in Calgary. This is an important transition as not only does it complete the transformation we have been working on for almost 2 years but it positions the Company with a very strong balance sheet and zero debt, stated Lindsay Gorrill, President.

The Company will use proceeds of the sale to pay-off $3.3 million of corporate debt and for exploration and working capital. Berkley can now add value through targeted opportunities with the strong balance sheet while continuing to add production at Senex.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley's shares are listed for trading on the TSX Venture Exchange under the symbol BKS

For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400
Calgary, Alberta T2S 2T4
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.